09042105

SECURITI[ES AND EXCHANGE COMM]ISSION

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SEC FILE NUMBER
8-66881

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hallmark Investments, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

420 Lexington Avenue Suite 800
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Dash — 866-542-5562
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caesar, Lester Shaw
(Name – *if individual state last, first, middle name*)

280 Madison Avenue Suite 1003	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Dash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Hallmark Investments, Inc.**, (a wholly-owned subsidiary of Hallmark Investments Holding Corporation) as of **December 31, 2008** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President & CEO

Title

Stella Sinyak
Notary Public State of New York
No. 01516143303
Qualified in New York County
Commission Expires 04/03/2010

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
X_ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
X_ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

LESTER S. CAESAR

CERTIFIED PUBLIC ACCOUNTANT
280 MADISON AVENUE SUITE 1003
NEW YORK, NY 10016
212-752-8377
FAX: 212-752-8264

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Hallmark Investments, Inc.
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
New York, New York

We have audited the accompanying statement of financial condition of Hallmark Investments, Inc. (a wholly-owned subsidiary of Hallmark Investments Holding Corporation), as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hallmark Investments, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses as more fully described in Note 2. These issues among others raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 9 to the financial statements, an action alleging improper employment of a registered person was brought against an affiliate of the Company naming the affiliate, the Company's president and a former employee, which resulted in a permanent injunction and an award of $124,876 to plaintiff. The award was confirmed in August 2007. In February 2008, the petitioner filed a motion to amend the pleadings and correct the order by changing the name of the respondent from the affiliate to Hallmark Investments, Inc. By this modification, a judgment would be entered against the Company in the award amount. If the modification is successful, the Company plans to reopen the case based upon additional evidence obtained. The ultimate outcome of the lawsuit cannot presently be determined, but management is of the opinion that it will not have a material impact on the Company's financial position. Accordingly, no provision for any liability that may result has been made in the financial statements. Nevertheless, due to uncertainties with the lawsuit, it is at least reasonably possible that management's view of the outcome will change in the near term.

In an unrelated FINRA enforcement proceeding, the Company is accused of violating NASD Membership, Registration and Conduct rules in connection with monies raised from investors prior to the forming of the broker/dealer, and alleged failure to file an application with FINRA for approval of a change of ownership. The Department of Enforcement seeds an undisclosed amount of monetary transactions for such alleged violations, disgorgement of profits from ill-gotten gains with statutory interest, and that costs be imposed for the prosecution of the action. The Company plans to submit additional information to support its position and is vigorously defending the case.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
March 26, 2009

HALLMARK INVESTMENTS , INC.
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Assets	
Current Assets	
Cash and cash equivalents	$ 3,346
Commissions receivable	97,756
Deposits with clearing organization	50,000
Total Current Assets	151,102
Furniture and equipment, at cost	
Furniture and equipment	13,306
Less accumulated depreciation	(4,792)
Total furniture and equipment	8,514
Other Assets	
Prepaid Expenses	30,866
Total Other Assets	30,866
	$ 190,482

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 69,981
Commissions payable	64,661
Total liabilities	134,642
Stockholder's equity	
Common stock, no par value; authorized 200 shares issued and outstanding	-
Additional paid-in capital	1,167,152
Accumulated deficit	(1,111,312)
Total stockholder's equity	55,840
	$ 190,482

See accompanying notes to financial statements

HALLMARK INVESTMENTS, INC.
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 2,022,596
Other Income	15,424
Interest	52,137
Total revenues	2,090,157
Expenses:	
Clearing charges	279,723
Commissions to agents/representatives	296,899
Employee compensation and benefits	1,134,418
General and administrative	93,940
Insurance	6,342
Office expenses	12,574
Professional fees	153,552
Regulatory fees and expenses	50,189
Rent	175,028
Taxes other than income taxes	15,971
Telephone and internet	29,410
Travel and entertainment	111,700
Utilities	25,674
Total expenses	2,385,420
Operating income before income taxes	(295,263)
Provision for income taxes	4,003
Net loss	$ (299,265)

See accompanying notes to financial statements

HALLMARK INVESTMENTS, INC.
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock - No Par Value		Additional		Total
	Shares	Amount	Paid-in Capital	Accumulated Deficits	Stockholder's Equity
Balance, January 1, 2008	200	$ -	$ 1,008,152	$ (812,047)	$ 196,105
Net income	-	-	-	(299,265)	(299,265)
Capital Contribution	-	-	159,000	-	159,000
Balance, December 31, 2008	200	$ -	$ 1,167,152	$(1,111,312)	$ 55,840

See accompanying notes to financial statements

HALLMARK INVESTMENTS, INC.
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net income	$ (299,265)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	1,745
Changes in operating assets and liabilities:	
Commissions receivable	39,636
Prepaid expenses	(3,251)
Accrued expenses	51,390
Accrued payroll and commissions	22,355
Net cash used in operating activities	(187,390)
Cash used in investing activities:	
Purchase of furniture and fixtures	4,997
Net cash used in investing activities	(4,997)
Cash flows from financing activities:	
Capital contributions	159,000
Net cash provided by financing activities	159,000
Net decrease in cash	(33,387)
Cash, beginning of year	36,733
Cash, end of year	$ 3,346
Supplemental cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income Taxes	$ 4,003

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Hallmark Investments, Inc. (the "Company") was incorporated in the State of New York on September 21, 2001. The Company is a wholly owned subsidiary of Hallmark Investments Holding Corporation ("the Parent"). The Company is a fully disclosed broker/dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., engaged in the business of selling and brokering security transactions for clients and investors. The Company commenced operations on September 12, 2005.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation / Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has previously incurred operating losses and shareholder's deficiencies and will have to obtain additional capital to sustain operations. Management recognizes the need to raise capital to remain viable. The Company has decreased its costs. Management plans to raise capital to meet working capital needs. The Company has significant operating losses in excess of $1,100,000. The Company's ability to meet its regulatory capital and regulatory requirements is dependent on the Parent and other related parties.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of securities and collecting fees for investment banking deals three months or less to be cash equivalents. There were no cash equivalents at December 31, 2008.

Furniture and Equipment

Equipment was recorded on the basis of original cost less allowances for depreciation. Depreciation is calculated using the straight-line method over the useful lives of the assets.

Revenue Recognition

The Company generates commission income from sales and purchases of securities. Commissions are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Commissions Receivable

Commissions receivable represents amounts due from the Company's clearing firm for securities transactions brokered during the prior month. Commission receivables are stated at the full amount of the commissions and other servicing fees, charged the Company, to its customers to broker securities transactions. The Company considers commissions receivable to be substantially all collectible. There has been no allowance for doubtful accounts. Commission receivables as of December 31, 2008 were $97,756.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, commissions receivable and commissions payable are approximated fair value as of December 31, 2008.

Income Taxes

The Company files a separate tax return apart from its parent federal, state and local purposes The company has NOL carry forward of approximately $1,111,000.

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes" ("Statement No. 109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those assets or liabilities are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 3 –RECEIVABLES AND DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $50,000 is maintained with the clearing organization.

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

The Company clears all of its customer securities transactions through another broker/dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

NOTE 4 –RELATED PARTY TRANSACTIONS

The Company rents office space on a month- to-month basis from Hallmark Securities, Inc., a company related through common ownership. Total rent expense, relating to the office lease, amounted to $175,028 for the year ended December 31, 2008. Although a formal lease does not exist between the Company and the related company the annual rent expense is anticipated to be $182,000 under the month-to-month lease arrangement.

NOTE 5 – FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following:

	Estimated Useful Life (Years)	
Computers & Furniture	5	$13,306
Less: accumulated depreciation		(4,792)
		$8,514

Depreciation expense for the year ended December 31, 2008 was $1,745.

NOTE 6 – INCOME TAXES

At December 31, 2008, the Company had net defferd tax assets of $445,000. The Company has provided a valuation allowance, which increased during 2008 by $97,500, against the full amount of its deferred tax asset, since the likelihood of realization cannot be determined.

Significant components of the Company's deferred tax assets as of December 31, 2008 are as follows:

Deferred tax assets:	
Net operating loss carry-forwards	$ 445,000
Less valuation allowance	(445,000)
Net deferred tax assets	$ 0

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended December 31, 2008:

Tax benefit at federal statutory rate	$ 105,000
Tax benefit state (net of federal)	15,000
Permanent differences	(22,000)
Increase in valuation allowance	(98,000)
Provision for income taxes	$ 0

These carry-forwards are subject to possible limitation on annual utilization if there are "equity structural shifts" or "owner shifts" involving "5% shareholders" (as these terms are defined in Section 382 of the Internal Revenue Code). The Company has approximately $1,1110,000 in federal and state net operating losses. Those carryovers expire in 2025, 2026 and 2027.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $16,460 which was $7,484, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 818%.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating leases: The Company's principal executive office is at 420 Lexington Avenue New York NY. The Company has no formal rental agreement with a company under common ownership (See Note 4). Rent expense for the year was $175,028.

As discussed in the audit opinion to the financial statements, an action alleging improper employment of a registered person was brought against an affiliate of the Company naming the affiliate, the Company's president and a former employee, which resulted in a permanent injunction and an award of $124,876 to plaintiff. The award was confirmed in August 2007. In February 2008, the petitioner filed a motion to amend the pleadings and correct the order by changing the name of the respondent from the affiliate to Hallmark Investments, Inc. By this modification, a judgment would be entered against the Company in the award amount. If the modification is successful, the Company plans to reopen the case based upon additional evidence obtained. The ultimate outcome of the lawsuit cannot presently be determined, but management is of the opinion that it will not have a material impact on the Company's financial position. Accordingly, no provision for any liability that may result has been made in the financial statements. Nevertheless, due to uncertainties with the lawsuit, it is at least reasonably possible that management's view of the outcome will change in the near term. During the year 2006 the Company accrued this liability. However, management was of the opinion the Company was not liable for the award. The accrual of the award was reversed in 2007 and recorded as a reduction of expense.

In February 2008, the petitioner filed a motion to amend the pleadings and correct the order by changing the name of the respondent from the affiliate to Hallmark Investments, Inc. By this modification, a judgment would be entered against the Company in the award amount. If the modification is successful, the Company plans to vigorously defend its position and reopen the case based upon additional evidence obtained. The ultimate outcome of the lawsuit cannot be presently determined, but management is of the opinion that it will not have a material impact on the Company's financial position. No provision for the liability that may result has been made to the Company's financial statements. Nevertheless, due to uncertainties with the lawsuit, it is at least reasonably possible that management's view of the outcome will change in the near term.

In an unrelated FINRA enforcement proceeding, the Company is accused of violating NASD Membership, Registration and Conduct rules in connection with monies raised from investors prior to the forming of the broker/dealer, and alleged failure to file an application with FINRA for approval of a change of ownership. The Department of Enforcement seeks an undisclosed amount of monetary transactions for such alleged violations, disgorgement of profits from ill-gotten gains with statutory interest, and that costs be imposed for the prosecution of the action. The Company plans to submit additional information to support its position and is vigorously defending the case.

NOTE 10- 401(k) Plan

The Company maintains a 401(k) plan for the benefit of its employees. Employees of the Company may participate in the plan, whereby employees may elect to make contributions. The Company does not make any contributions to the plan.

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION, RISK AND CREDIT RISK

In the normal course of business, the Company's securities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers and third party providers. Additionally, substantially all of the Company's cash and securities are held with its clearing broker.

If the agency transactions do not settle because of failure to perform by either the customer or the counter parties, the company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of trade receivables. The majority of the Company's trade receivables are commissions earned from providing financial planning services that include securities/brokerage services. As a result of the diversity of services, markets and the wide variety of customers, the Company does not consider itself to have any significant concentration of credit risk.

HALLMARK INVESTMENTS, INC.
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Computation of net capital		
Total Stockholder's Equity	$	55,840
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		30,866
Property and equipment		8,514
Total deductions		39,380
Net capital before haircuts on securities positions		16,460
Haircuts on securities		-
Net capital	$	16,460
Computation of basic net capital requirements		
Minimum net capital required: 6 2/3% of $134,642	$	8,976
Minimum net capital requirements of reporting broker/dealer	$	5,000
Net capital requirement	$	8,976
Excess net capital	$	7,484
Excess net capital at 1000%	$	2,995
Computation of aggregate indebtedness:		
Total A.I. liabilites	$	134,642
Percentage of aggregate indebtedness to net capital		818%

See accompanying notes to financial statements

HALLMARK INVESTMENTS, INC.
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Reconciliation with the Company's computation included in Part II of Form X-17A-5 as of December 31, 2008:

Net capital as reported in Company's Part II (unaudited) focus report	$ 16,460
Net capital computation contained herein	$ 16,460

See accompanying notes to financial statements

SUPPLEMENTARY INFORMATION

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., as all customer transactions are cleared through its clearing organization on a fully disclosed basis.

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., as all customer transactions are cleared through its clearing organization on a fully disclosed basis.

LESTER S. CAESAR

CERTIFIED PUBLIC ACCOUNTANT
280 MADISON AVENUE, SUITE 1003
NEW YORK, NY 10016
212-752-8377
FAX: 212-752-8264

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Hallmark Investments, Inc.
(A wholly-owned subsidiary of Hallmark Investments Holding Corporation)
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Hallmark Investments, Inc., (a wholly owned subsidiary of Hallmark Investments Holding Corporation), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
March 26, 2009